Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

ACHIEVE LIFE SCIENCES, INC.

Achieve Life Sciences, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Achieve Life Sciences, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of Delaware on March 22, 1995 under the name Sonus Pharmaceuticals, Inc.

SECOND: The first two sentences of “Article IV – Authorized Capital” of the Corporation’s Second Amended and Restated Certificate of Incorporation (the “Certificate”) is hereby amended and restated in its entirety to read as follows:

“The Corporation is authorized to issue two classes of stock to be designated respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of stock which the Corporation shall have authority to issue is 155,000,000, of which (i) 150,000,000 shares shall be designated Common Stock and shall have a par value of $0.001 per share; and (ii) 5,000,000 shares shall be designated Preferred Stock and shall have a par value of $0.001 per share.”

THIRD: The foregoing amendments to the Certificate have been duly approved by the Corporation’s Board of Directors in accordance with Section 242 of the DGCL.

FOURTH: The foregoing amendments to the Certificate have been duly approved by the Corporation’s stockholders in accordance with Sections 211 and 242 of the DGCL.

FIFTH: This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 22nd day of May, 2018.

ACHIEVE LIFE SCIENCES, INC.

By:	/s/ John Bencich
John Bencich
Chief Financial Officer and Chief Operating Officer